UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-16073

FOREST INVESTMENTS, INC.
(Exact name of registrant as specified in its charter)

800 South Street, Suite 230
Waltham, MA 02453
(617) 375-3006
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.001 per share
Series A preferred stock purchase rights
Units, par value $0.001 per share
Series A preferred stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common stock, par value $0.001 per share: 2*

Series A preferred stock purchase rights: 0*

Units, par value $0.001 per share: 0*

Series A preferred stock, par value $0.001 per share: 1*

* On December 29, 2020, Great Elm Capital Group, Inc. (“GEC” and following consummation of the Holding Company Reorganization (as hereinafter defined), “Forest”) implemented a holding company reorganization (the “Holding Company Reorganization”) pursuant to the Agreement and Plan of Merger, dated as of December 21, 2020, by and among GEC, Great Elm Group, Inc., a Delaware corporation (“Holdings”) and Forest Merger Sub, Inc., a Delaware corporation (“Merger Sub”), which resulted in Holdings owning all of the outstanding capital stock of GEC. Pursuant to the Holding Company Reorganization, Merger Sub, a direct, wholly owned subsidiary of Holdings and an indirect, wholly owned subsidiary of GEC, merged with and into GEC, with GEC surviving as a direct, wholly owned subsidiary of Holdings. The Holding Company Reorganization constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On December 29, 2020, GEC’s common stock, par value $0.001 per share (the “GEC Common Stock”), and units, par value $0.001 per share, were delisted from The NASDAQ Global Select Market and were subsequently deregistered under Section 12(b) of the Exchange Act. On December 29, 2020, GEC and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”), entered into an amendment (the “Amendment”) to the Stockholders’ Rights Agreement, dated as of January 28, 2018, between GEC and the Rights Agent (the “Rights Agreement”). The Amendment accelerated the expiration of GEC’s Series A preferred stock purchase rights (the “Rights”) under the Rights Agreement to 12:01 A.M., New York time, on December 29, 2020, and the Rights Agreement terminated at such time. At the time of the termination of the Rights Agreement, all Rights distributed to holders of the GEC Common Stock pursuant to the Rights Agreement expired. Following consummation of the Holding Company Reorganization and pursuant to certain agreements with J.P. Morgan Broker-Dealer Holdings Inc. (“JPM”), Forest issued to JPM 35,010 newly issued shares of 9.0% preferred stock, par value $0.001 per share, with a maturity date of December 29, 2027 for $1,000.00 per share and JPM acquired 20% of Forest’s common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Forest Investments, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 8, 2021	By:	/s/ Brent J. Pearson
	Name:	Brent J. Pearson
	Title:	Chief Financial Officer